UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(§240.13e-100)
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of the Issuer)

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUN PHARMACEUTICAL INDUSTRIES LTD.
ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.
ADITYA ACQUISITION COMPANY LTD.
(Name of Person(s) Filing Statement)

ORDINARY SHARES, NOMINAL VALUE NIS 0.0001 PER SHARE
(Title of Class of Securities)
M8737E108
(CUSIP Number of Class of Securities)

Taro Pharmaceutical Industries Ltd. 14 Hakitor Street Haifa Bay 26110, Israel +972-4847-5700	Sun Pharmaceutical Industries Limited 17/B Mahal Industrial Estate Andheri (East) Mumbai 400 093 India +1-91-22-6645-5645	Alkaloida Chemical Company Exclusive Group Ltd. Aditya Acquisition Company Ltd. c/o Alkaloida Chemical Company Exclusive Group Ltd. Kabay János u. 29, H-4440 Tiszavasvári, Hungary +36-42-521-005

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
COPIES TO:

Peter D. Lyons, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 +1-212-848-4000	Clifford M.J. Felig, Adv. Asaf Harel, Adv. Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel +972-3-610-3100	Steven A. Seidman, Esq. Laura L. Delanoy, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 +1-212-728-8000	Adam M. Klein, Adv. Noa R. Segalovitz, Adv. Goldfarb Seligman & Co. Electra Tower 98 Yigal Alon Street Tel Aviv 67891, Israel +972-3-608-9839

This statement is filed in connection with (check the appropriate box):

a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$600,774,848.00	$68,848.80

*
Estimated for purposes of calculating the amount of the filing fee only.  The calculation assumes the purchase of all outstanding ordinary shares, nominal value NIS 0.0001 per share (“Shares”), of Taro Pharmaceutical Industries Ltd., a company formed under the laws of the State of Israel (“Taro” or the “Company”), other than Shares owned by Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun Pharma”), and any of its affiliates or Taro and any of Taro’s subsidiaries, at a purchase price of $39.50 per Share, without interest and less any applicable withholding tax.  As of August 24, 2012, there were 44,676,337 Shares outstanding, of which 29,497,813 Shares are owned by Sun Pharma and its subsidiaries.  As a result, this calculation assumes the purchase of 15,178,524 Shares at $39.50 per share plus $1,223,150 expected to be paid in connection with the cancellation of outstanding options to purchase Shares at an exercise price below $39.50 per Share (the “Total Consideration”).  The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2012 issued by the Securities and Exchange Commission on September 29, 2011, by multiplying 0.0001146 by the Total Consideration.

☒
Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $68,848.80
Form or Registration No.:  Schedule 13E-3
Filing Party:  Taro Pharmaceutical Industries Ltd.
Date Filed:  August 31, 2012

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INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun Pharma”), Alkaloida Chemical Company Exclusive Group Limited, a company organized under the laws of Hungary and under the control of Sun Pharma (“Alkaloida”), Aditya Acquisition Company Ltd., a company formed under the laws of the State of Israel and under the control of Sun Pharma and a direct wholly owned subsidiary of Alkaloida (“Merger Sub”), and Taro Pharmaceutical Industries Ltd., a company formed under the laws of the State of Israel (“Taro” or the “Company”) (collectively, the “Filing Persons”).  This Schedule relates to the Agreement of Merger, dated as of August 12, 2012 (the “Merger Agreement”), by and among Sun Pharma, Alkaloida, Merger Sub and Taro.

Item 15.	Additional Information.

Regulation M-A Item 1011

On February 8, 2013, the Company, Sun Pharma, Alkaloida and Merger Sub entered into a Termination Agreement (the “Termination Agreement”) relating to the Merger Agreement, as a result of which the parties thereto agreed to terminate the Merger Agreement.

By filing this Schedule, the Filing Persons hereby withdraw the previously filed Schedule 13E-3 that was filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2012, Amendment No. 1 to Schedule 13E-3 that was filed with the SEC on October 5, 2012, and Amendment No. 2 to  Schedule 13E-3 that was filed with the SEC on November 15, 2012.

Item 16.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(6)	Press release, dated February 8, 2013 (incorporated by reference to Exhibit 99.51 to Sun Pharma’s Amendment No. 25 to Schedule 13D, filed on February 8, 2013).
(d)(2)
Termination Agreement, dated as of February 8, 2013, by and among Sun Pharma, Alkaloida, Merger Sub and Taro (incorporated by reference to Exhibit 99.52 to Sun Pharma’s Amendment No. 25 to Schedule 13D, filed on February 8, 2013).

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After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2013

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James H. Kedrowski
Name:	James H. Kedrowski
Title:	Interim Chief Executive Officer

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Sudhir V. Valia
Name:	Sudhir V. Valia
Title:	Director

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.

By:	/s/ Harin Mehta
Name:	Harin Mehta
Title:	Director

ADITYA ACQUISITION COMPANY LTD.

By:	/s/ Sudhir V. Valia
Name:	Sudhir V. Valia
Title:	Director

Exhibit Index

Exhibit No.	Description
(a)(6)	Press release, dated February 8, 2013 (incorporated by reference to Exhibit 99.51 to Sun Pharma’s Amendment No. 25 to Schedule 13D, filed on February 8, 2013).
(d)(2)
Termination Agreement, dated as of February 8, 2013, by and among Sun Pharma, Alkaloida, Merger Sub and Taro (incorporated by reference to Exhibit 99.52 to Sun Pharma’s Amendment No. 25 to Schedule 13D, filed on February 8, 2013).